Exhibit 99.1

Dada Announces Unaudited First Quarter 2024 Financial Results

SHANGHAI, China, May 15, 2024 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada”, the “Company”, or “we”), China’s leading local on-demand retail and delivery platform, today announced its unaudited financial results for the first quarter ended March 31, 2024.

“We are pleased to announce that our on-demand retail service has been upgraded to JD NOW, aiming to bring quality goods to consumers at top-notch speeds. With the introduction of the new brand, we have entered a new chapter with a focus on building a sustainable ecosystem,” said Mr. Bing Fu, Interim President of Dada, “For JD NOW, we are determined to fully embrace the JD.com ecosystem in a customer-centric approach and are making dedicated investments to improve customer experience, including rolling out delivery fee waiver program and further lowering the free delivery threshold to RMB29. This strategic focus has catalyzed a significant boost in our core operating metrics from January through April this year. Notably, the number of monthly transacting users1 and orders through the JD App increased by over 70% in the first quarter of 2024 and by over 100% in April year over year. For Dada Now, we continue to strengthen partnerships with chain restaurant and beverage customers while consolidating our leading position among supermarket chains, with year-over-year revenue growth in the first quarter reaching the highest of the past eight quarters.”

“We remain highly optimistic about the potential of the on-demand retail and delivery industries. Looking ahead, for JD NOW, we remain committed to making the shopping journey smoother and continuously improving selection, speed, quality, and value, to enhance user experience and drive greater penetration among JD.com users. For Dada Now, we will strengthen our rider ecosystem and enhance fulfillment capabilities to continue expanding our market share in the third-party on-demand delivery industry,” added Mr. Fu.

“Starting in 2024, we undertook a comprehensive business review and decided to further strengthen our commitment to customer experience and focus on high-quality development, which we believe will pave the way for our long-term sustainable growth,” said Mr. Henry Mao, Chief Financial Officer of Dada. “While the voluntary business adjustment and investment in user experience may bring pressure to JD NOW’s overall revenue growth in the near future, we are encouraged to see that our core metrics including user growth have resumed strong growth momentum, which strengthens our confidence on the path towards market leadership. Dada Now continued to deliver robust revenue growth that significantly outpaced the on-demand delivery industry. Despite the investments in core business to uplift customer experience, in the quarter, our non-GAAP net loss margin remained largely stable year over year.”

First Quarter 2024 Financial Results

Total net revenues were RMB2,451.8 million, compared with RMB2,535.4 million in the same period of 2023.

	For the three months ended March 31,		YoY%
	2023	2024	change
	(RMB in thousands)
Net revenues
JD NOW[2]
Services note (1)	1,786,564	1,278,538	(28.4)%
Subtotal	1,786,564	1,278,538	(28.4)%
Dada Now
Services	733,775	1,160,010	58.1%
Sales of goods	15,070	13,207	(12.4)%
Subtotal	748,845	1,173,217	56.7%
Total	2,535,409	2,451,755	(3.3)%

Note:(1) Includes net revenues from (i) commission fee, and online advertising and marketing services of RMB1,099,175 and RMB786,589 for the three months ended March 31, 2023 and 2024, respectively; and (ii) fulfillment services and others of RMB687,389 and RMB491,949 for the three months ended March 31, 2023 and 2024, respectively.

●	Net revenues generated from JD NOW was RMB1,278.5 million in the first quarter of 2024, compared with RMB1,786.6 million in the first quarter of 2023, mainly due to a decrease in online advertising and marketing services revenues, and a decrease in fulfillment service revenues as a result of the full rollout of delivery fee waiver program for orders exceeding RMB59, which order threshold was further lowered to RMB29 starting in February 2024.

●	Net revenues generated from Dada Now increased by 56.7% from RMB748.8 million in the first quarter of 2023 to RMB1,173.2 million in the first quarter of 2024, mainly driven by an increase in order volume of intra-city delivery services provided to various chain merchants.

Total costs and expenses were RMB2,817.5 million, compared with RMB2,934.1 million in the same quarter of 2023.

●	Operations and support costs were RMB1,840.0 million, compared with RMB1,397.1 million in the same quarter of 2023. The increase was primarily due to an increase in rider cost as a result of the increasing order volume of intra-city delivery services provided to various chain merchants.

●	Selling and marketing expenses were RMB818.3 million, compared with RMB1,316.6 million in the same quarter of 2023. The decrease was primarily due to a decrease in promotion activities conducted on the JD NOW platform.

●	General and administrative expenses were RMB50.6 million, compared with RMB78.6 million in the same quarter of 2023. The decrease was primarily due to a decrease in amortization of intangible assets arising from the acquisition of JD NOW[2] in 2016.

●	Research and development expenses were RMB94.1 million, compared with RMB128.8 million in the same quarter of 2023. The decrease was mainly attributable to a decrease in research and development personnel costs.

Loss from operations was RMB364.8 million, compared with RMB386.4 million in the same quarter of 2023.

Non-GAAP loss from operations3 was RMB229.7 million, compared with RMB216.6 million in the same quarter of 2023.

Net loss was RMB328.0 million, compared with RMB350.4 million in the same period of 2023.

Non-GAAP net loss4 was RMB194.8 million, compared with RMB182.0 million in the same period of 2023.

Basic and diluted net loss per ordinary share was RMB0.31, compared with RMB0.34 for the first quarter of 2023.

Non-GAAP basic and diluted net loss per ordinary share5 was RMB0.18 for the first quarters of 2024 and 2023, respectively.

As of March 31, 2024, the Company had RMB3,813.2 million in cash, cash equivalents, restricted cash and short-term investments, compared with RMB3,970.6 million as of December 31, 2023.

Pursuant to our US$40 million share repurchase program announced in March 2024, as of April 30, 2024, we had repurchased approximately US$8.4 million of American Depositary Shares (ADSs) under this repurchase program.

Environment, Social Responsibility and Governance (ESG)

●	Recognition by the government:

■	In February 2024, Dada was awarded the "2023 Yangpu District Innovative Enterprise Award" by the Shanghai Yangpu District Government.

●	Care for riders:

■	At the end of January 2024, partnering with Haleon, a world-leading consumer health company, Dada provided thousands of riders in Beijing and Shanghai with Chinese New Year gifts such as Centrum multivitamins and Calcrate calcium supplements to help them improve health.

■	In March 2024, Dada secured accommodation for a group of riders in the Yangpu Riverside Home for City Builders and Managers in the New Era, a government-subsidized rental housing project, improving the quality of life and reducing the cost of living for our riders.

Conference Call

The Company will host a conference call to discuss the earnings at 9:30 p.m. Eastern Time on Wednesday, May 15, 2024 (9:30 a.m. Beijing time on Thursday, May 16, 2024).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10038668-jpo84Gy.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A telephone replay of the call will be available after the conclusion of the conference call through May 23, 2024.

Dial-in numbers for the replay are as follows:

U.S./Canada	1-855-883-1031
Mainland China	400-1209-216
Hong Kong	800-930-639
Replay PIN	10038668

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net margin, and non-GAAP net income/(loss) per ordinary share as supplemental measures to review and assess its financial and operating performance. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from acquisitions. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions, and tax benefit from amortization of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) per ordinary share is non-GAAP net income/(loss) divided by weighted average number of shares used in calculating net income/(loss) per ordinary share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions, and tax benefit from amortization of such intangible assets. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from acquisitions, and tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, non-GAAP financial measures should not be considered in isolation from or as an alternative to financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to offer quality on-demand retail experience and provide efficient on-demand delivery services; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada Nexus Limited

Dada Nexus Limited is China’s leading local on-demand retail and delivery platform. It operates JD NOW, formerly known as JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The vast volume of on-demand delivery orders from the JD NOW platform increases order volume and density for the Dada Now platform. Meanwhile, the Dada Now platform enables improved delivery experience for participants on the JD NOW platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749-0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	1,893,032	2,680,764
Restricted cash	519,207	422,872
Short-term investments	1,558,315	709,546
Accounts receivable, net	386,768	379,553
Inventories	9,270	8,551
Amount due from related parties	1,287,080	1,118,862
Prepayments and other current assets	415,326	140,501
Total current assets	6,068,998	5,460,649
Non-current assets
Property and equipment, net	8,392	7,036
Intangible assets, net	1,479,644	1,371,841
Operating lease right-of-use assets	16,335	11,693
Other non-current assets	512	407
Total non-current assets	1,504,883	1,390,977
TOTAL ASSETS	7,573,881	6,851,626

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	5,008	8,704
Payable to riders and drivers	867,323	822,222
Amount due to related parties	190,039	102,207
Accrued expenses and other current liabilities	922,483	637,514
Operating lease liabilities	14,719	10,159
Total current liabilities	1,999,572	1,580,806
Non-current liabilities
Deferred tax liabilities	16,979	14,892
Non-current operating lease liabilities	414	133
Total non-current liabilities	17,393	15,025
TOTAL LIABILITIES	2,016,965	1,595,831

TOTAL SHAREHOLDERS’ EQUITY	5,556,916	5,255,795

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,573,881	6,851,626

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data)

	For the three months ended March 31,
	2023	2024
	RMB	RMB
Net revenues	2,535,409	2,451,755
Costs and expenses
Operations and support	(1,397,144)	(1,840,027)
Selling and marketing	(1,316,643)	(818,298)
General and administrative	(78,567)	(50,563)
Research and development	(128,795)	(94,059)
Other operating expenses	(12,948)	(14,527)
Total costs and expenses	(2,934,097)	(2,817,474)
Other operating income	12,321	871
Loss from operations	(386,367)	(364,848)
Other income/(expenses)
Interest expenses	(451)	—
Others, net	35,117	34,822
Total other income, net	34,666	34,822
Loss before income tax benefits	(351,701)	(330,026)
Income tax benefits	1,253	2,055
Net loss	(350,448)	(327,971)
Net loss per ordinary share:
Basic	(0.34)	(0.31)
Diluted	(0.34)	(0.31)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	1,023,413,776	1,057,139,291
Diluted	1,023,413,776	1,057,139,291

Net loss	(350,448)	(327,971)
Other comprehensive (loss)/income
Foreign currency translation adjustments, net of tax of nil	(29,902)	13,150
Total comprehensive loss	(380,350)	(314,821)

DADA NEXUS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share, per share and percentage data)

	For the three months ended March 31,
	2023	2024
	RMB	RMB
Loss from operations	(386,367)	(364,848)
Add:
Share-based compensation expenses	37,481	15,121
Amortization of intangible assets resulting from acquisitions	132,256	120,066
Non-GAAP loss from operations	(216,630)	(229,661)

Net loss	(350,448)	(327,971)
Add:
Share-based compensation expenses	37,481	15,121
Amortization of intangible assets resulting from acquisitions	132,256	120,066
Income tax benefit	(1,253)	(2,055)
Non-GAAP net loss	(181,964)	(194,839)

Net revenues	2,535,409	2,451,755

Non-GAAP net margin	-7.2%	-7.9%

Non-GAAP net loss per ordinary share
Basic	(0.18)	(0.18)
Diluted	(0.18)	(0.18)

Weighted average number of shares used in calculating net loss per ordinary share
Basic	1,023,413,776	1,057,139,291
Diluted	1,023,413,776	1,057,139,291

1 Monthly transacting user refers to a user account that placed at least one order on our JD NOW platform in a given month, regardless of whether the order was subsequently paid, cancelled, delivered, returned, or refunded.

2 JD NOW was formerly known as JDDJ. JDDJ brands were upgraded to JD NOW in May 2024.

3 Non-GAAP income/(loss) from operations represents income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from acquisitions.

4 Non-GAAP net income/(loss) represents net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions, and tax benefit from amortization of such intangible assets.

5 Non-GAAP net income/(loss) per ordinary share is non-GAAP net income/(loss) divided by weighted average number of shares used in calculating net income/(loss) per ordinary share.